

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2023

Mark Walsh
Chief Executive Officer
Savers Value Village, Inc.
11400 S.E. 6th Street, Suite 125
Bellevue, WA 98004

>   **Re: Savers Value Village, Inc.**
>   **Amendment No. 8 to Registration Statement on Form S-1**
>   **Filed May 11, 2023**
>   **File No. 333-261850**

Dear Mark Walsh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2023 letter.

Amendment No. 8 to Registration Statement on Form S-1

Summary Financial and Other Data
Adjusted Operating Cash Flow, page 30

1.   You add back interest paid on debt and dividend-related bonuses in arriving at the non-GAAP financial measure "adjusted operating cash flow." It appears these adjustments are prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K. Please revise to remove these adjustments or advise.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Cash Flows</u>
<u>Comparison of three months ended April 1, 2023 ...</u>
<u>Cash (used in) provided by operating activities, page 112</u>

2. You state the change resulted primarily from a $24.1 million special one time bonus and related taxes paid in fiscal 2023. After considering this, it appears operating cash flows for fiscal 2023 were $9.3 million compared to $1.6 million in the comparable prior year period. It is not clear from your disclosure the reason for this increase. Please revise your disclosure as appropriate. Refer to Item 303(b) of Regulation S-K wherein it states "Where the financial statements reflect material changes from period-to-period in one or more line items, including where material changes within a line item offset one another, describe the underlying reasons for these material changes in quantitative and qualitative terms."

<u>General</u>

3. To the extent your business operations are materially dependent on your agreement with Valvan Bailing Systems NV, please disclose the material terms of such agreement. Also, please file such agreement as an exhibit to the registration statement, or tell us why you believe you are not required to do so. See Item 601(b)(10)(ii)(B) of Regulation S-K.

You may contact Tatanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christodoulos Kaoutzanis